Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

Six Months Ended June 30, 2003
Earnings:
Income before income taxes, net of minority interest in income of affiliates	$487,443
Adjustments:
Net interest expense (1)	52,615
Amortization of capitalized interest	3,159
Portion of rental expense representative of interest	1,653
Undistributed income of affiliate	(93,207)
Minority interest in net income of affiliates	73,596

$525,259

Fixed Charges:
Net interest expense (1)	52,615
Capitalized interest	3,048
Portion of rental expense representative of interest	1,653

$57,316

Ratio of earnings to fixed charges	9.2

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.